HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________ (303) 839-0061	harttrinen@aol.com Fax: (303) 839-5414

February 28, 2025

Gary Newberry

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation Form 10-K for Fiscal Year Ended September 30, 2024 Filed January 13, 2025 File No. 001-11889

Dear Mr. Newberry

This office represents CEL-SCI Corporation (the “Company”).  Your letter to the Company dated February 24, 2025 has been referred to us for our review and response.

The Company will address the comments in your February 24, 2025 letter in its future filings.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours, HART & HART, LLC

By	/s/ William T. Hart
William T. Hart